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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3/A
AMENDMENT NO. 1

FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER
THE TRUST INDENTURE ACT OF 1939

CHEROKEE INTERNATIONAL CORPORATION
(Name of Applicant)

2841 Dow Avenue
Tustin, CA 92780
(714) 544-6665
(Address and Telephone Number of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
5 1/4% Senior Notes due 2008	$100,000,000

Approximate Date Of Proposed Public Offering:
As promptly as possible after the Effective Date of this Application for Qualification

Name and Address of Agent for Service:
R. Van Ness Holland, Jr.
Chief Financial Officer
2841 Dow Avenue
Tustin, CA 92780
(714) 544-6665

Copy To:
Jeffrey H. Cohen, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, Ca 90071-3144
(213) 687-5000

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the applicant.

GENERAL

1.    General Information.

  (a)
  Form of organization: Cherokee International Corporation (formerly Cherokee International Finance, Inc., "Cherokee") is a corporation. Cherokee is a wholly owned subsidiary of Cherokee International, LLC, a California limited liability Company ("Cherokee LLC").

  (b)
  State or other sovereign power under the laws of which organized: Cherokee is incorporated in the State of Delaware.

2.    Securities Act Exemption Applicable.

        Pursuant to the terms and subject to the conditions set forth in the Confidential Offering Circular and Consent Solicitation Statement (the "Offering Circular") dated October 28, 2002 and an accompanying consent and letter of transmittal ("Consent and Letter of Transmittal"), Cherokee proposes to exchange (the "Exchange Offer"), at the Holder's (as defined below) election, any one of the following (the "Consideration"), but not a combination thereof: (i) 1 Unit, consisting of $1,000 principal amount of 5 1/4% Senior Notes due 2008 (the "New Senior Notes") and 1 warrant (each, a "Warrant") to purchase initially between 119.3995 and 183.7512 shares of common stock of Cherokee (between 4,042,526 and 11,939,951 such fully diluted shares in the aggregate) for each $1,000 principal amount of the outstanding 10 1/2% Senior Subordinated Notes Due 2009 (the "Existing Notes") of Cherokee and Cherokee LLC and cash for all of the accrued but unpaid interest on the Existing Notes to the November 1, 2002 interest payment date; or (ii) $1,000 principal amount of 12% Pay-In-Kind Senior Convertible Notes due 2008 (the "New Convertible Notes", and with the New Senior Notes, the "New Notes"), which will be convertible initially into the number of shares of Cherokee's common stock as set forth in the Offering Circular for each $1,000 principal amount of Existing Notes and cash for all of the accrued but unpaid interest on the Existing Notes to the November 1, 2002 interest payment date. The New Senior Notes will be issued under the indenture to be qualified hereby.

        In conjunction with the Exchange Offer, Cherokee proposes to conduct a consent solicitation (the "Consent Solicitation"), upon the terms and subject to the conditions set forth in the Offering Circular and the Consent and Letter of Transmittal, to solicit the consents ("Consents") from registered holders (each, a "Holder", and collectively, the "Holders") of the Existing Notes to certain amendments to the Existing Indenture as set forth in the proposed supplemental indenture (the "Supplemental Indenture"), to be dated as of the closing of the Consent Solicitation, among Cherokee and U.S. Bank, N. A., as Trustee, which Supplemental Indenture is to be qualified under a separate Form T-3 which Cherokee has filed concurrently herewith.

        No tenders of or Consents with respect to the Existing Notes will be accepted before the effective date of this Application for Qualification (this "Application").

        The Exchange Offer is being made by Cherokee in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. There have not been any sales of securities of the same class as the New Senior Notes by Cherokee or Cherokee LLC, nor are there any such other sales planned, by or through an underwriter at or about the time of the Exchange Offer.

        Cherokee has retained U.S. Bank, N.A. to act as the Exchange Agent, Georgeson Shareholder Communications Inc. to act as the Information Agent, Crossroads, LLC to act as a financial advisor, Deloitte & Touche LLP to provide accounting services and Skadden, Arps, Slate, Meagher & Flom LLP to provide legal services in connection with the Exchange Offer and Consent Solicitation. None of the parties listed above will solicit Consents in connection with the Exchange Offer or make recommendations as to the acceptance or rejection of the Consent Solicitation. Each of the parties listed above will be paid reasonable and customary fees for their services and will be reimbursed for their reasonable out-of-pocket expenses in connection therewith. Cherokee will also reimburse brokers and dealers for customary mailing and handling expenses incurred by them in forwarding copies of the Offering Circular and related documents to the beneficial owners of the Existing Notes. Other than the foregoing, Cherokee will not pay any fees or commissions to any broker, dealer or other person in connection with the Exchange Offer and the Consent Solicitation. Regular employees of Cherokee, who will not receive additional compensation therefor, may provide information concerning the Consent Solicitation to the Holders.

        No Holder has made or will be requested to make any cash payment in connection with the Exchange Offer other than payment of any applicable taxes, in accordance with the terms of the Offering Circular and Consent and Letter of Transmittal.

AFFILIATIONS

3.    Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

        (a)  Reorganization. Prior to consummation of the Exchange Offer and Consent Solicitation, Cherokee LLC intends to reorganize from a California limited liability company into a Delaware corporation by merging with and into Cherokee, a wholly owned subsidiary of Cherokee LLC and a co-obligor on the Existing Notes, with Cherokee as the surviving entity (collectively, the "Reorganization"). Cherokee will retain its obligations under the Existing Indenture and will issue the new securities being offered in the Exchange Offer. Upon consummation of the Reorganization, all of the outstanding voting and nonvoting Membership Interests of Cherokee LLC will become shares of a single class of voting shares of common stock of Cherokee, and all options to purchase Membership Interests will become options to purchase shares of Cherokee common stock.

        (b)  Subsidiaries. Set forth below is a list of all direct and indirect subsidiaries of Cherokee LLC as of the date of this application (prior to the Reorganization). Each subsidiary is wholly owned, directly or indirectly, by Cherokee LLC. The names of indirectly owned entities are indented and listed under their direct parent entities.

  (i)
  Cherokee International Corporation

  (ii)
  Cherokee International I Corporation

  (iii)
  Cherokee Electronica, S.A. DE C.V.

  (iv)
  Cherokee India Pvt. Ltd.

  (v)
  Powertel India

  (vi)
  Cherokee Netherlands I B.V.

  (1)
  Cherokee Netherlands II B.V.

  (2)
  Cherokee Belgium I

  (3)
  Industrial and Telecommunications Systems SPRL

  (4)
  Industrial and Telecommunications Systems SCA

        After the Reorganization, Cherokee LLC will merge into Cherokee with Cherokee as the surviving entity. Therefore, all of the subsidiaries listed above will become wholly owned, directly or indirectly, by Cherokee.

        (c)  Other Affiliates. See Item 4 for the current executive officers and Management Committee members of Cherokee LLC, as well as the executive officers and Board of Directors of Cherokee some of whom may be deemed to be "affiliates" of Cherokee by virtue of their position. See also Item 5 for the current beneficial owners of more than 10% of Cherokee LLC's voting securities, as well as the beneficial owners of Cherokee's voting securities following the Reorganization, who may be deemed "affiliates" of Cherokee by virtue of their stock ownership.

MANAGEMENT AND CONTROL

4.    Directors And Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices with the applicant held or to be held by each person named.

        Upon consummation of the Reorganization, members of the management committee of Cherokee LLC will become members of the Board of Directors of Cherokee, and the officers of Cherokee LLC will become officers of Cherokee, except that in connection with the Reorganization, GSC Partners, or an affiliate, will have the right to elect one member of the Board of Directors that will replace one of the existing members of the Board of Directors. The names of the current executive officers and Management Committee of Cherokee LLC are set forth below. The mailing address for each is c/o Cherokee, 2841 Dow Avenue Tustin, CA 92780.

Current Executive Officers and Directors of Cherokee LLC

Name	Title
Ganpat Patel	Chairman, Founder and member of Management Committee
Jeff Frank	President and Chief Executive Officer and member of Management Committee
Bahechar Patel	Executive Vice President and member of Management Committee
Dennis Pouliot	Vice President of Sales
Howard Ribaudo	Vice President of Global Accounts
Van Holland	Chief Financial Officer
Ken King	Member of Management Committee
Ian Schapiro	Vice President and member of Management Committee
Stephen Kaplan	Member of Management Committee
Tony Bloom	Member of Management Committee
Chris Brothers	Member of Management Committee

5.    Principal Owners Of Voting Securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

        As of September 30, 2002, Cherokee LLC held 100% of the outstanding capital stock of Cherokee.

        The following table sets forth the beneficial ownership of the outstanding Membership Interests of Cherokee LLC as of September 30, 2002 by each person who was known by us to own beneficially more than 10% of the outstanding voting Membership Interests of Cherokee LLC at September 30, 2002 and the expected beneficial ownership of the outstanding common stock of Cherokee in a pro forma basis after giving effect to the Reorganization. Upon consummation of the Reorganization, all of the outstanding voting and nonvoting Membership Interests of Cherokee LLC will become shares of a single class of voting shares of common stock of Cherokee.

	Membership Interests Beneficially Owned(1)
	Class A (Voting)		Class B (Non-Voting)		Shares of Common Stock To Be Beneficially Owned(1)
Name
	Number	Percent	Number	Percent	Number	Percent
Cherokee Investor Partners, LLC(2)(3)	242,275	69.69%	24,637,454	68.37%	5,528,829	64.04%
OCM Principal Opportunities Fund(2)(4)	—	—	—	—	16,873,259	66.15%
OCM/GFI Cherokee Investors II(2)(3)	10,520	3.03%	1,299,987	3.61%	1,471,905	15.00%
GSC Partners(4)	—	—	—	—	16,744,988	65.98%
RIT Capital Partners, plc(2)(3)	—	—	—	—	1,146,255	11.72%
Manju Patel(4)(5)	71,157	20.47%	1,756,717	4.88%	406,194	4.70%
Ganpat Patel(4)(6)(12)	71,517	20.47%	1,756,717	4.88%	406,194	4.70%
Ian Schapiro(3)(8)	252,795	72.71%	25,937,441	71.98%	7,160,792	46.19%
Stephen Kaplan(9)(10)	252,795	72.71%	25,937,441	71.98%	23,873,992	89.46%
Tony Bloom(3)(11)	252,795	72.71%	25,937,441	71.98%	1,146,255	11.72%
Chris Brothers(9)(10)	252,795	72.71%	25,937,441	71.98%	23,873,992	89.46%

(1)
The Class A Membership Interests and Class B Membership Interests are identical, except that Class A Membership Interests have voting rights and Class B Membership Interests have no voting rights. Upon consummation of the Reorganization, all of the Class A Membership Interests and Class B Membership Interests of Cherokee LLC will be converted into common stock of Cherokee. As used in the footnotes to this table, "Securities" means, collectively, the Class A Membership Interests and Class B Member Interest of Cherokee LLC and shares of common stock of Cherokee.

(2)
The owners of Cherokee Investors Partners, LLC and OCM/GFI Cherokee Investors II include an affiliate of GFI Energy Ventures LLC ("GFI"), an affiliate of Oaktree Capital Management, LLC ("Oaktree"), Oxford Cherokee Inc., RIT Capital Partners, plc ("RIT") and an affiliate of Credit Suisse First Boston Corporation. By virtue of their ownership of equity of Cherokee Investors, these entities may be deemed to share beneficial ownership of our Securities owned by Cherokee Investors. GFI, Oaktree, RIT and Credit Suisse First Boston Corporation, and their affiliates, if appropriate, expressly disclaim beneficial ownership of such Securities.

(3)
c/o GFI Energy Ventures LLC, 11611 San Vicente Boulevard, Suite 710, Los Angeles, CA 90049.

(4)
c/o Cherokee International, LLC, 2841 Dow Avenue, Tustin, California 92780.

(5)
Consists entirely of Securities that Manju Patel holds jointly with her husband, Pat Patel, as trustees of the Patel Family Trust (see note 6). Manju Patel expressly disclaims beneficial ownership of any Securities beneficially owned by her as trustee of that trust.

(6)
Consists entirely of Securities that Mr. Patel holds jointly with his wife, Manju Patel, as trustees of the Patel Family Trust (see note 5). Mr. Patel expressly disclaims beneficial ownership of any Securities beneficially owned by him as trustee of that trust.

(8)
Ian Schapiro may be deemed to share beneficial ownership of the Securities owned by Cherokee Investors, OCM/GFI Cherokee Investors II and GFI Two LLC by virtue of his status as a principal of GFI, which, through an affiliate holds an equity interest in Cherokee Investors. Mr. Schapiro expressly disclaims beneficial ownership of any Securities beneficially owned by him by virtue of his status as a principal of GFI.

(9)
c/o Oaktree Capital Management, LLC, 333 South Grand Avenue, Los Angeles, California 90071.

(10)
Stephen Kaplan and Chris Brothers may be deemed to share beneficial ownership of the Securities owned by Cherokee Investors, OCM Principal Opportunities Fund, L.P. and OCM/GFI Cherokee Investors II by virtue of their status as principals of Oaktree, which, through an affiliate holds an equity interest in Cherokee Investors. Mr. Kaplan and Mr. Brothers expressly disclaim beneficial ownership of any Securities beneficially owned by them by virtue of their status as principals of Oaktree.

(11)
Tony Bloom may be deemed to share beneficial ownership of the Securities owned by Cherokee Investors, OCM/GFI Cherokee Investors II and RIT by virtue of his status as a principal of RIT, which holds an equity interest in Cherokee Investors. Mr. Bloom expressly disclaims beneficial ownership of any Securities beneficially owned by him by virtue of his status as a principal of RIT.

(12)
Effective March 15, 2002, each of these employees accepted our offer to cancel all of their outstanding options to purchase Class B Membership Interests with an exercise price equal to or greater than $4.00 per Membership Interests in reliance on the our intent to grant to the employee an option to purchase the same number of Class B Membership Interests sometime in the future. To fulfill this intention, we intend to grant these employees options to purchase shares of common stock of Cherokee after consummation of the Restructuring Transactions but prior to the end of fiscal 2002.

* * * * * * * * * *

UNDERWRITERS

6.    Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

  (a)
  Not Applicable.

  (b)
  There are no underwriters of the securities proposed to be offered in the Exchange Offer.

CAPITAL SECURITIES

7.    Capitalization.

  (a)
  Furnish the following information as to each authorized class of securities of the applicant.

  (i)
  Equity Securities as of September 30, 2002.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	1,000 shares	1,000 shares
  (ii)
  Debt Securities as of September 30, 2002.

Title of Class	Amount Authorized	Amount Outstanding
10 1/2% Senior Subordinated Notes Due 2009, issued by the Issuers(1)	US$250,000,000	US$100,000,000

(1)
On April 30, 1999, Cherokee and Cherokee LLC, as issuers, consummated the offering of $100,000,000 in aggregate principal amount of 10 1/2% Series A Senior Subordinated Notes due

  2009. Following the offering, Cherokee and Cherokee LLC effected an exchange offer, pursuant to which all of the 10 1/2% Series A Senior Subordinated Notes due 2009 were exchanged for 10 1/2% Series B Senior Subordinated Notes due 2009 with substantially the same terms and conditions as the 10 1/2% Series A Senior Subordinated Notes due 2009.

  (b)
  Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

        Holders of Cherokee's common stock are entitled to one vote for each share registered in such holders' name on all matters which such holders are entitled to vote.

INDENTURE SECURITIES

8.    Analysis Of Indenture Provisions. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

        The New Senior Notes will be subject to a new indenture among the Cherokee and U.S. Bank, N.A., as Trustee (the "New Senior Indenture"). The following is a general description of certain provisions of the New Senior Indenture to be qualified, and the description is qualified in its entirety by reference to the form of New Senior Indenture filed as Exhibit T3C hereto. All capitalized but otherwise undefined terms used below shall have the meanings ascribed to them in the New Senior Indenture.

  (a)
  EVENTS OF DEFAULT

        Events of Default with respect to the New Senior Indenture include the following: (1) a default in the payment of interest on the New Senior Notes when due, continued for 30 days, (2) a default in the payment of principal of any New Senior Note when due at its Stated Maturity, upon optional redemption, upon required repurchase (except as provided in the New Senior Indenture under the heading "Change of Control"), upon acceleration or otherwise, (3) the failure by the Company to comply with its obligations described upon a merger or consolidation of the Company or an Guarantor, (4) the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described in the New Senior Indenture under the headings "Change of Control" (other than a failure to purchase New Senior Notes), "Limitation on Indebtedness," "Limitation on Restricted Payments," "Limitation on Restrictions on Distributions from Restricted Subsidiaries," "Limitation on Sales of Assets and Subsidiary Stock," or "Limitation on Transactions with Affiliates," (5) the failure by the Company to comply for 60 days after notice with its other agreements contained in the New Senior Indenture or the Collateral Agreements, (6) Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $5 million (the "cross-acceleration provision"), (7) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the "bankruptcy provisions"), (8) any judgment or decree for the payment of money (except to the extent that a solvent insurance carrier has admitted in writing that such judgment or decree is covered by its applicable policy) in excess of $5 million is entered against the Company or any Significant Subsidiary, remains outstanding for a period of 60 days following entry of such judgment and is not discharged, bonded, waived or stayed within 30 days after notice (the "judgment default provision"), (9) a Guarantee ceases to be in full force and effect or is declared to be null and void and unenforceable or the Guarantee is found to be invalid or a Guarantor denies its liability under its Guarantee (other than by reason of release of the Guarantor in accordance with the terms of the New Senior Indenture), or (10) any of the Collateral Agreements cease under any circumstances to create a valid, enforceable Lien on the assets to be pledged or secured thereunder, other than in accordance with the provisions in the New Senior Indenture regarding release of collateral.

        However, a default under clause (4), (5), (6) or (8) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the New Senior Notes then outstanding notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

        If an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the New Senior Notes then outstanding may declare the principal of and accrued but unpaid interest on all the New Senior Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization occurs and is continuing, the principal of and interest on all the New Senior Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of the New Senior Notes then outstanding may rescind any such acceleration with respect to the New Senior Notes and their consequences.

        Subject to the provisions of the New Senior Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the New Senior Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a New Senior Note may pursue any remedy with respect to the New Senior Indenture or the New Senior Notes unless: (1) such holder has previously given the Trustee notice that an Event of Default is continuing; (2)  holders of at least 25% in principal amount of the New Senior Notes then outstanding have requested the Trustee to pursue the remedy; (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense; (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and (5) the holders of a majority in principal amount of the New Senior Notes then outstanding have not given the Trustee a direction inconsistent with such request within such 60-day period.

        Subject to certain restrictions, the holders of a majority in principal amount of the New Senior Notes then outstanding are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law, the New Senior Indenture, the Intercreditor Agreement or the Collateral Agreements, or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability.

  (b)
  AUTHENTICATION AND DELIVERY OF THE NOTES AND APPLICATION OF PROCEEDS

        Two Officers, or an Officer and an Assistant Secretary, shall sign, or one Officer shall sign and one Officer or an Assistant Secretary (each of whom shall, in each case, have been duly authorized by all requisite corporate actions) shall attest to, the New Senior Notes for the Company by manual or facsimile signature. The seal of the Company shall also be reproduced on the New Senior Notes. A New Senior Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Senior Note. The signature shall be conclusive evidence that the New Senior Note has been authenticated under the New Senior Indenture.

        There will be no proceeds resulting from issuance of the New Senior Notes in the Exchange Offer. Upon the expiration of the Exchange Offer, all Existing Notes that are properly tendered and not withdrawn in the Exchange Offer will be cancelled.

  (c)
  RELEASE OF PROPERTY SUBJECT TO LIEN

        Subject to and in accordance with the provisions of the Collateral Agreements, the New Senior Indenture, the Intercreditor Agreement, the New Convertible Indenture and the Senior Loan Agreements, so long as none of the Trustee, the Convertible Notes Trustee, the Second Lien Note lenders or the agent under the Credit Agreement has exercised its rights with respect to the Collateral upon the occurrence and continuance of an event of default under the applicable debt instrument, the Company and the Guarantors shall have the right to remain in possession and retain exclusive control of the Collateral, to operate the Collateral, to alter or repair the Collateral and to collect, invest and dispose of any income thereon. In the cases of clauses (1), (3) and (5) below, all of the Collateral, and in the case of clauses (2), (4), (6) and (7) below, the Collateral specified therein, shall be released from the Liens created by the Collateral Agreements at the sole cost and expense of the Company and the Guarantors: (1) upon payment in full of the New Senior Notes and all other obligations under the New Senior Indenture, the New Senior Notes, the Guarantees thereof, if any and the Collateral Agreements then due and owing; (2) unless an Event of Default shall have occurred and be continuing, upon the sale or other disposition of Collateral pursuant to the provision in the New Senior Indenture regarding the sale of assets and subsidiary stock, solely with respect to the asset sold or otherwise disposed of pursuant to such provisions and the cash proceeds received therefor upon application in accordance with the provisions of the New Senior Indenture and the Company's other debt instruments; (3) upon the written consent of the Holders of a majority in aggregate principal amount of the then outstanding New Senior Notes (including consents obtained in connection with a tender offer or exchange offer for notes); (4) as required pursuant to the terms of the Intercreditor Agreement; (5) upon a Legal Defeasance or Covenant Defeasance; (6) upon eminent domain, condemnation or similar circumstances, solely with respect to the Collateral taken thereby; or (7) upon the release or deemed release of any Guarantor from its obligations under the New Senior Indenture and its Guarantee, solely with respect to the Collateral owned by such Guarantor; provided, that the Trustee shall not be permitted to release any Lien on any Collateral unless and until it shall have received (x) an Officers' Certificate certifying that all conditions precedent have been met and (y) such other documents required by the New Senior Indenture. Upon compliance with the above provisions, the Trustee shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted to be released pursuant to the New Senior Indenture or the Collateral Agreements.

  (d)
  SATISFACTION AND DISCHARGE

        The New Senior Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the New Senior Notes, as expressly provided for in the New Senior Indenture) as to all outstanding New Senior Notes when: (i) either (A) all the New Senior Notes theretofore authenticated and delivered (except lost, stolen or destroyed New Senior Notes which have been replaced or paid) have been delivered to the Trustee for cancellation or (B) all New Senior Notes not theretofore delivered to the Trustee for cancellation have become due and payable or shall become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee an amount in U.S. dollars sufficient to pay and discharge the entire indebtedness on the New Senior Notes not theretofore delivered to the Trustee for cancellation, for the principal of, premium, if any, and interest to the date of deposit, (ii) the Company has paid or caused to be paid all other sums payable under this Indenture by the Company; and (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that all conditions precedent provided for in the New Senior Indenture relating to the satisfaction and discharge of the New Senior Indenture have been complied with.

  (e)
  EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

        The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the New Senior Indenture and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company is not in default in the performance or observance of any of the terms, provisions and conditions of the New Senior Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or propose to take with respect thereto).

9.    Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

        No person other than Cherokee is an obligor with respect to the New Senior Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

        This Application comprises:

  (a)
  Pages numbered 1 to 13, consecutively;

  (b)
  The statement of eligibility and qualification of the Trustee under the Indenture to be qualified on Form T-1;

  (c)
  The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

  (i)
  Exhibit T3A.1—Certificate of Incorporation of Cherokee International Corporation (filed with Form S-4 (333-82713), Exhibit 3.4, and incorporated herein by reference).

  (ii)
  Exhibit T3A.2**—Certificate of Amendment to the Certificate of Incorporation of Cherokee International Corporation.

  (iii)
  Exhibit T3A.3**—Certificate of Amendment to the Certificate of Incorporation of Cherokee International Finance, Inc.

  (iv)
  Exhibit T3B—By-laws of Cherokee International Corporation (filed with Form S-4 (333-82713), Exhibit 3.5, and incorporated herein by reference).

  (v)
  Exhibit T3C*—Form of New Senior Indenture between Cherokee and U.S. Bank, N.A., as Trustee.

  (vi)
  Exhibit T3D—Not Applicable.

  (vii)
  Exhibit T3E.l**—Confidential Offering Circular and Consent Solicitation Statement, dated as of October 28, 2002.

  (viii)
  Exhibit T3E.2**—Consent and Letter of Transmittal, dated as of October 28, 2002.

    (ix)
    Exhibit T3E.3**—Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 28, 2002.

    (x)
    Exhibit T3E.4**—Letter to Clients, dated October 28, 2002.

    (xi)
    Exhibit T3E.5**—Notice of Guaranteed Delivery, dated October 28, 2002.

    (xii)
    Exhibit T3E.6**—Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (xiii)
    Exhibit T3F—Cross reference sheet showing the location in the New Senior Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (incorporated herein by reference to the Form of New Senior Indenture filed as Exhibit T3C herewith).

    (xiv)
    Exhibit 25.1**—Form T-1.

*
Filed herewith.

**
Filed previously with Form T-3 to qualify the supplemental indenture governing the Company's 10 1/2 Senior Subordinated Notes due 2009, which was filed on October 28, 2002.

All other exhibits have been previously filed.

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Cherokee International Corporation, a Delaware corporation, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Tustin, California, USA on October 31, 2002.

(SEAL)

CHEROKEE INTERNATIONAL CORPORATION
By:
/s/ GANPAT PATEL Name: Ganpat Patel
Title: President and Chief Executive Officer
Attest:	/s/ IAN A. SCHAPIRO Name: Ian A. Schapiro Title: Vice President and Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
Exhibit T3A.l	Certificate of Incorporation of Cherokee International Corporation (filed with Form S-4 (333-82713), Exhibit 3.4, and incorporated herein by reference).
Exhibit T3A.2**	Certificate of Amendment to the Certificate of Incorporation of Cherokee International Corporation.
Exhibit T3A.3**	Certificate of Amendment to the Certificate of Incorporation of Cherokee International Finance, Inc.
Exhibit T3B	By-laws of Cherokee International Corporation (filed with Form S-4 (333-82713), Exhibit 3.5, and incorporated herein by reference).
Exhibit T3C*	Form of New Senior Indenture between Cherokee and U.S. Bank, N.A., as Trustee.
Exhibit T3D	Not Applicable.
Exhibit T3E.l**	Confidential Offering Circular and Consent Solicitation Statement, dated as of October 28, 2002.
Exhibit T3E.2**	Consent and Letter of Transmittal, dated as of October 28, 2002.
Exhibit T3E.3**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 28, 2002.
Exhibit T3E.4**	Letter to Clients, dated October 28, 2002.
Exhibit T3E.5**	Notice of Guaranteed Delivery, dated October 28, 2002.
Exhibit T3E.6**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
Exhibit T3F
Cross reference sheet showing the location in the New Convertible Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (incorporated herein by reference to the Form of New Senior Indenture filed as Exhibit T3C herewith).
Exhibit 25.1**	Form T-1.

*
Filed herewith.

**
Filed previously with Form T-3 to qualify the supplemental indenture governing the Company's 10 1/2 Senior Subordinated Notes due 2009, which was filed on October 28, 2002.

All other exhibits have been previously filed.

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GENERAL
AFFILIATIONS
MANAGEMENT AND CONTROL
UNDERWRITERS
CAPITAL SECURITIES
INDENTURE SECURITIES
CONTENTS OF APPLICATION FOR QUALIFICATION
SIGNATURE
EXHIBIT INDEX